EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31,
(Unaudited)	2006		2005
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$55,760		$24,064
Other interest	5,762		1,148
Amortization of debt discount and expense	1,368		878
Interest on lease agreements	4,891		5,195

Total Fixed Charges	67,781		31,285

Earnings before income taxes and undistributed income from equity investees	248,897		165,171

Earnings available for fixed charges	$316,678		$196,456

Ratio of earnings to fixed charges	4.67	x	6.28	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.